1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

April 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dorrie Yale

Re:                             Jaguar Health, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 9, 2019
File No. 001-36714

Dear Ms. Yale:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated April 19, 2019 (the “Letter”) regarding the Company’s above-referenced revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system Amendment No. 2 to the Proxy Statement (the “PRE 14A/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to the PRE 14A/A. Terms used but not defined herein have the respective meanings assigned thereto in the PRE 14A/A.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Proposal 6 — To Approve, for Purposes of NASDAQ Rule 5635(d), of the Issuance of Shares of Common Stock to Oasis Capital, page 32

1.                                      Please update your description of this proposal to reflect recent developments (e.g., we note that the proposal description does not yet reflect the execution of this most recent agreement with Oasis). In addition, we note that your revised disclosure on page 34 states that if you were to sell all 40 million shares to Oasis Capital under the agreement, Oasis would have purchased approximately 52% of your outstanding shares of common stock and non-voting common stock. However, this percentage does not seem to correspond to your revised disclosure that as of March 27, 2019, there were 62,101,791 such shares. Please reconcile your disclosures.

Response:  The Company acknowledges the Staff’s Comment, and in response thereto, has revised the disclosure on page 33 of the PRE 14/A to reflect recent developments and on page 35 of the PRE 14A/A to correct the percentage of the Company’s outstanding shares of common stock and non-voting common stock represented by the 40 million shares that may be sold to Oasis Capital under the agreement.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 23, 2019 Page 2	1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

2.                                      We acknowledge your responses to prior comments 2 and 3, but continue to believe that you have exceeded the limit specified in I.B.6 of Form S-3. You prospectus supplements filed since January 8, 2019 are multiple, concurrent continuous offerings, which means that all securities that continue to be offered under these prospectus supplements in reliance on General Instruction I.B.6 count against the 1/3 limit. For example, you are offering $4,224,999.75 of shares pursuant to the prospectus supplement filed January 8, 2019. However, in your response letter for the prospectus supplement filed March 29, 2019, you say that you have only utilized $1,478,597.63 of shelf capacity in the last 12 months, when you have actually used $4,224,999.75. Each of your prospectus supplements should consider the amount offered pursuant to the prior prospectus supplements when determining the amount of availability under I.B.6. Please provide us with further analysis as to your compliance with General Instruction I.B.6 and address Securities Act Forms Compliance and Disclosure Interpretations 116.22 and 116.23 in your response.

Response:  The Company acknowledges the Staff’s Comment and confirms that the shelf capacity calculations set forth in Exhibit A of the Company’s response letter dated April 9, 2019 included the amounts offered pursuant to the prior prospectus supplements.  The Company believes that the reason for the discrepancy between its calculation and the Staff’s calculation of capacity under General Instruction I.B.6 is that the actual price at which the Company issued shares to Oasis Capital (the “Sales Price”) was a price below the assumed issuance price (the “Assumed Price”) used for purposes of calculating the amount of all securities offered pursuant to General Instruction I.B.6 (“Assumed Value of Securities Offered”) that was set forth on the outside front cover of the applicable prospectus supplement as required under Instruction 7 of General Instruction I.B.6.  For example, the Company notes that the purchase shares offered for sale pursuant to the prospectus supplement filed on January 8, 2019 (the “January Prospectus Supplement”) were not sold at $0.75 per share for an aggregate sales price of $4,224,999.75.  Rather, those shares were sold for an aggregate sales price of $1,478,597.63 in accordance with the Common Stock Purchase Agreement, dated January 7, 2019, between the Company and Oasis Capital (the “January CSPA”) and as described in the January Prospectus Supplement, which provides that shares could be sold at a fixed price “or such other price agreed upon between the Company and [Oasis Capital].”

The shares issued under the prospectus supplements filed on January 7, 2019 and March 19, 2019 are governed by the January CSPA, and the shares issued under the prospectus supplement filed on April 1, 2019 are governed by the Common Stock Purchase Agreement, dated April 1, 2019, between the Company and Oasis Capital (the “April CSPA” and together with the January CSPA, the “CSPAs” or each, a “CSPA”).  Section 10(n) of the CSPAs provides that the Sales Price will be equal to a certain fixed price per share of Common Stock ($0.75 per share in the case of the January CSPA and $0.28 per share in the case of the April CSPA) “or such other price agreed upon between the Company and [Oasis Capital].”  The rationale for the fixed price component of this Sales Price formulation is that the fixed price, together with the other conditions set forth in the CSPAs, impose certain limitations upon the Company’s ability to require Oasis Capital to purchase shares under the CSPAs. The rationale for the “other price agreed upon” component of the Sales Price formulation is to give the Company the flexibility to conduct sales at prices below the fixed price, given the volatility of the Company’s stock price, which Oasis Capital accepted provided that such price would be mutually agreed upon at the time of sale.  This Sales Price formulation is described in the Company’s Current Reports on Form 8-K filed on January 8, 2019 and April 1, 2019 announcing the Company’s entry in the January CSPA and the April CSPA, respectively, as well as the Company’s Proxy Statements on Schedule 14A filed on January 18, 2019 and April 9, 2019.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 23, 2019 Page 3	1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

In order to calculate the Assumed Value of Securities Offered at the time of the filing of each prospectus supplement, the Company utilized the Assumed Price for any offered but unissued shares under the existing or prior prospectus supplements (where the Assumed Price was the fixed price per share set forth in the applicable CSPA) and the Sales Price for any issued shares under the existing or prior prospectus supplements, which the Company believes is consistent with the requirement in Instruction 2 of General Instructions I.B.6 to “aggregate the gross proceeds of . . . sales” of all securities sold by or on behalf of the registrant. The Company notes that, as of the filing of the prospectus supplement on April 1, 2019, all shares offered for sale under the prospectus supplement filed on January 8, 2019, March 19, 2019 and March 25, 2019 had been sold.  As a result, the utilized capacity as of April 1, 2019 of $8,369,161.62 is comprised of (i) the actual aggregate gross proceeds of all securities offered and sold under the prospectus supplements filed on January 8, 2019, March 19, 2019 and March 25, 2019 equal to $2,769,161.62 and (ii) the Assumed Value of Securities Offered under the prospectus supplement filed on April 1, 2019 equal to $5,600,000.  The Company has attached hereto as Exhibit A an updated table of its shelf capacity calculations, which includes additional rows highlighting the difference between the Assumed Value of Securities Offered using the Assumed Price for each respective issuance and the actual value of securities sold calculated using the Sale Price for each respective issuance.  Based on these calculations, the Company believes that it has not offered shares in excess of its shelf capacity at any given time.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Dorrie Yale Securities and Exchange Commission Division of Corporation Finance April 23, 2019 Page 4	1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0358.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:	Lisa A. Conte, Jaguar Health, Inc., by e-mail
Karen Wright, Jaguar Health, Inc., by e-mail
Donald C. Reinke, Reed Smith LLP, by e-mail

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Exhibit A

Calculation of Shelf Capacity under General Instruction I.B.6 of Form S-3

Calculation Date:	1/8/2019	3/19/2019	3/25/2019	4/1/2019

Highest Closing Sales Price in last 60 Days:	$0.52	$0.465	$0.465	$0.465
Total Non-Affiliate Shares:	26,777,171	39,767,507	50,958,741	61,204,996
Market Value of Non-Affiliate Shares:	$13,924,128.92	$18,491,890.76	$23,695,814.57	$28,460,323.14
Shelf Capacity:	$4,641,376.31	$6,163,963.59	$7,898,604.86	$9,486,774.38
Total Amount Utilized under Shelf in Last 12 Months (LTM)	$0.00	$778,597.63	$4,842,926.74	$2,769,161.62
Capacity Remaining under Shelf Prior to Current Take-Down:	$4,641,376.31	$5,385,365.96	$3,055,678.12	$6,717,612.76
Amount Utilized in LTM Assuming Sale of All Shares in Current Take-Down (using Assumed Price for Shares Offered but Not Yet Sold):	$4,224,999.75	$5,127,289.88	$5,109,193.14	$8,369,161.62

Shares Taken Down From Shelf:	5,633,333	8,000,000	1,331,332	20,000,000
Date on Which All Shares in Take-Down Were Sold:	3/18/2019	3/26/2019	3/27/2019	N/A
Assumed Value of Securities Offered in Take-Down:	$4,224,999.75	$4,348,692.25	$266,266.40	$5,600,000.00
Actual Value of Securities Sold in Take-Down:	$778,597.63	$1,724,297.60	$266,266.40	N/A